UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

October 17, 2006

Item 3.	News Release

On October 17, 2006 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company provided an update on the progress of ongoing development activity at its La Cabeza project in Argentina.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 17th day of October 2006.

SCHEDULE “A”

UPDATE ON LA CABEZA GOLD PROJECT DEVELOPMENT PROGRAM

Vancouver, B. C., October 17, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) provides the following update on the progress of ongoing development activity at its La Cabeza gold project, in Argentina.

Highlights include:

• The commencement of drilling to establish a project water supply.

• The continuation of metallurgical and engineering studies, ahead of a decision in early 2007 to proceed on a final feasibility study.

• The pending completion, this year, of most of the project’s baseline environmental studies.

Water

A large-capacity, Schramm drill rig has arrived at La Cabeza. The rig is of sufficient size to evaluate an identified aquifer that is believed to be sufficient to provide a sustainable water supply to a mining operation of up to two million tonnes of ore per annum. On completion of this one-month program, the drill will move on to the Cuello, Mandibula and Ojo zones to test deeper sections of the deposits.

Metallurgy and Pit Design

The metallurgical testing program has resumed, based on the 114 diamond drill holes (12,670 metres) completed since July 2005. A detailed intercept analysis of 104 drill intercepts representing +1000 metres of mineralized material is underway. Drill core sampling is continuing, ahead of definitive crushing, grinding and metallurgical testing by JK Tech and other laboratories in Australia.

Rock strength testing is progressing on diamond drill cores to establish a geotechnical database for open pit design purposes. The engineering firm A. Karzulovic & Asociados Ltda. (AKL), of Chile, is overseeing the program.

Environmental

Independent environmental consultants Consultores Independientes Socio Ambiente (CISA), of Mendoza, Argentina, have completed a further program including community profiles and the collection of winter soil and water samples as part of the ongoing La Cabeza baseline environmental studies. Sustainability, land use potential, landscape analysis, archaeological and palaeontological studies are continuing. Ongoing assessments include dust, noise, water level, water quality and limnology monitoring through the coming growth season. In addition, a community-based program has been established to cultivate native plants for rehabilitation of disturbed land. This program will be carried out with assistance from the Argentinean national research organization, CRICYT.

The appointment of an independent expert to coordinate the final work program to be incorporated into a Social and Environmental Impact Assessment is imminent. This early appointment will facilitate the integration of the engineering and environmental aspects of the final study.

Power

An external review of the available power options for the project at different throughput levels has been commissioned and is well under way. The study is being carried out by Ingeniería Penta Sur S.A, an experienced Argentinean engineering and construction company who have recently completed similar studies for other mineral developments in Argentina.

Quality Control and Assurance

Jerry Perkins a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold-silver properties in Argentina and Chile.

At its advanced La Cabeza gold project in Argentina, four drills are currently operating to verify and extend gold and silver resources. Other ongoing project development activities include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A. over 12 epithermal gold and silver properties in Santa Cruz, Rio Negro and Chubut provinces. Current exploration is focusing on detailing vein extensions, under extensive sand and gravel cover, at Cerro Moro, ahead of further drilling planned for final quarter this year.

In Chile, Exeter is prospecting some 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date October 17, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director